

October 24, 2011

Via E-mail
Chuan-Tao Zheng
President and Chief Executive Officer
Toda International Holdings Inc.
c/o Dalian TOFA New Materials Development Co, Ltd.
No. 18-2-401 Gangjing Garden,
Dandong Street, Zhongshan District
Dalian, Liaoning Province 116001
People's Republic of China

> Re: Toda International Holdings Inc.
> Amendment No. 4 to Form 8-K
> Filed September 30, 2011
> File No. 000-52346

Dear Mr. Zheng:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Form 8-K filed September 30, 2011

Description of Our Industry, page 8

1. We reissue comment 4 of our letter dated August 31, 2011. Please provide the basis for the projections on pages 21 and 22. We again direct your attention to Item 10(b) of Regulation S-K for the Commission's policy on projections. Please revise the disclosure accordingly.

<u>Transactions with Related Persons, Promoters and Certain Control Persons, page 56</u>

2. We reissue comment seven of our letter dated August 31, 2011. Please revise to add disclosure of the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount of principal paid during the periods for which disclosure is provided, the amount of interest paid during the period for which disclosure is provided, and the rate or amount of interest payable on the debt, as required by Item 404(a)(5) of Regulation S-K for each related party debt transaction. In addition, we are unable to locate all related party loan agreements. Please file all related party loan agreements.

<u>Exhibits</u>

3. We note that you are seeking confidential treatment for certain exhibits in accordance with Rule 24b-2 of the Securities and Exchange Act of 1934. Revise your exhibit index to reflect that portions of these exhibits have been omitted pursuant to a request for confidential treatment. In addition, revise the exhibits to include a legend that portions of the exhibits have been omitted pursuant to a request for confidential treatment. See Section II.D.5. of Staff Legal Bulletin No. 1 (1997).

4. We note the exhibits filed in response to comment six of our letter dated August 31, 2011. Exhibits 10.21, 10.23, 10.24, 10.25, 10.26, 10.27, 10.28, 10.30, 10.31, and 10.32 appear to be missing exhibits, schedules or attachments. Please file these Exhibits in their entirety with your next amendment, as required by Item 601(b)(10) of Regulation S-K. In addition, we are unable to locate your loan from Shanghai Pudong Development Co., Ltd. Dalian Branch for $2,014, 680. Please advise or revise to file the loan agreement as an exhibit.

You may contact Blaise Rhodes at (202) 551-3774 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director